Exhibit 99.1

Sapiens Recognised as a Leader in Gartner’s Magic Quadrant for Non-Life-Insurance Platforms, Europe

Sapiens is positioned in the Leaders quadrant, based on completeness of vision and ability to execute

Holon, Israel – November 25, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens was positioned as a Leader in Gartner’s “Magic Quadrant for Non-Life-Insurance Platforms, Europe.”

According to the report, “Gartner defines the non-life-insurance platform market as composed of offerings that support the concept of the digital business technology platform through a combination of core systems and key technologies focused on customers, partners, data or things.”

The Sapiens IDITSuite for Property & Casualty (formerly called Sapiens IDIT) is a component-based, standalone software solution suite that offers policy, billing and claims. IDITSuite supports all end-to-end core operations and processes for the non-life P&C market from inception, to renewal and claims. This pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more. IDITSuite enables insurers to expand their offerings by testing new lines of business, products and services using our flexible product factory.

According to the Gartner report by analysts Sham Gill and Manav Sachdeva, the Leaders quadrant is defined as follows: “Leaders have the highest combined scores for Ability to Execute and Completeness of Vision. They have a thorough market understanding, a strong non-life-insurance industry focus, and a clearly articulated vision for the future of the market and their products. Leaders offer technically solid and functionally complete software products. They have proven implementation track records with an adequate installed base. Leaders are present in multiple European countries, and they have the necessary human and financial resources to further penetrate their markets and expand their portfolios of innovative system capabilities.”

“Sapiens has collaborated closely with our clients to improve upon IDITSuite over the years,” said Roni Al-Dor, president and CEO, Sapiens. “To us, those close relationships, along with insurtech partnerships that have enabled Sapiens to offer emerging technologies along with IDITSuite, are a major reason why our non-life insurance platform is highly regarded. Europe is a strategic market for Sapiens and we plan to continue to grow there and offer leading and innovative solutions.”

Sapiens IDITSuite is a component-based software solution suite designed for the P&C market that can be deployed modularly, while integrating with customers’ ecosystems’ components. It enables carriers, managing general agents (MGAs) and brokers to meet critical and long-term business goals via traditional and digitised channels and operating models, including direct insurance, bancassurance and digital channels.

*Gartner: “Magic Quadrant for Non-Life-Insurance Platforms, Europe,” Sham Gill, October 24, 2019.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com